================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                 Under the Securities and Exchange Act of 1934


                             Progressive Bank, Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    743313108
                                  -------------
                                 (CUSIP Number)

                          T. Jefferson Cunningham III
                      Chairman and Chief Executive Officer
                         Hudson Chartered Bancorp, Inc.
                             P.O. Box 310, Route 55
                         Lagrangeville, New York 12540
                                 (914) 471-1711
       ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 16, 1997
                      -----------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

An Exhibit Index Appears on Sequentially Numbered Page 14.

This Document Consists of 17 Pages.

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

CUSIP No. 743313108                   Schedule 13D                  Page 2 of 17

1.     Name of Reporting Person:       Hudson Chartered Bancorp, Inc.
       I.R.S. Identification No.       14-1668718

2.     Check the appropriate box if a Member of a Group             (a) / /

                                                                    (b) / /

3.     SEC Use Only

4.     Source of Funds:        WC, OO

5.     Check Box if Disclosure of Legal Proceedings is Required        / /
       Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization:           New York


Number of Shares       7.    Sole Voting Power               0(1)
Beneficially
Owned by Each          8.    Shared Voting Power             0(1)
Reporting Person
With                   9.    Sole Dispositive Power:         0(1)

                       10.   Shared Dispositive Power        0(1)



11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person:  0(1)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares / /

13.    Percent of Class Represented by Amount in Row (11):     0%(1)

14.    Type of Reporting Person:       HC, CO

----------

1 The Reporting Person and the Issuer have entered into a Stock Option Agreement covering 766,300 shares of Progressive Common Stock (as defined herein) (the "Progressive Option Shares") or approximately 19.9% of the total number of shares of the issuer outstanding as of December 16, 1997, without giving effect to the issuance of any shares pursuant to the option described herein, or 16.7% of the total number of shares of the issuer that would be outstanding after giving effect to the issuance of such shares. Unless and until the option granted thereunder is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the Stock Option Agreement.

CUSIP No. 743313108                   Schedule 13D                  Page 3 of 17

Item 1. Security and Issuer.

        The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share, of Progressive Bank, Inc. ("Progressive"). The address of the principal executive offices of Progressive is 1301 Route 52, P.O. Box 7000, Fishkill, New York 12524.

Item 2. Identity and Background.

        This statement is filed on behalf of Hudson Chartered Bancorp, Inc. ("Hudson Chartered"), a New York corporation with its principal executive offices at Route 55, Lagrangeville, New York 12540. Hudson Chartered is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (The "BHCA"), and provides a wide range of financial services to individuals and businesses in New York.

        Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of Hudson Chartered containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen.

        During the past five years, neither Hudson Chartered nor, to the best of Hudson Chartered's knowledge, any person in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

        Pursuant to a Stock Option Agreement, dated as of December 16, 1997, between Progressive, as issuer, and Hudson Chartered, as grantee (the "Progressive Option Agreement"), Progressive has granted Hudson Chartered an irrevocable option (the "Progressive Option") to purchase the Progressive Option Shares covered by this Schedule 13D under certain circumstances. Specifically, the Progressive Option grants Hudson Chartered the right to purchase up to 766,300 shares of Progressive Common Stock, which represent 19.9% of the number of shares outstanding on December 16, 1997, without giving effect to the issuance of any shares pursuant to an exercise of the Progressive Option, or 16.7% of the number of shares of Progressive Common Stock outstanding after giving effect to the issuance of such shares, subject to certain adjustments, at a price, subject to certain adjustments, of $36.63 per share. The Progressive Option was granted by Progressive as a condition to and in consideration of Hudson Chartered entering into an Agreement and Plan of Reorganization, dated as of December 16, 1997, among Hudson Chartered, First National Bank of the Hudson

CUSIP No. 743313108                   Schedule 13D                  Page 4 of 17

Valley ("Hudson Valley"), Progressive and Pawling Savings Bank ("Pawling") (the "Reorganization Agreement"), and a Plan of Merger, dated as of December 16, 1997, between Hudson Chartered and Progressive (the "Plan of Merger").

        The exercise of the Progressive Option for the full number of Progressive Option Shares currently covered thereby would require aggregate funds of approximately $28.1 million. It is anticipated that, should the Progressive Option become exercisable and should Hudson Chartered elect to exercise the Progressive Option, Hudson Chartered would obtain the funds for purchase from working capital or loans from banks that have not yet been identified.

        The foregoing descriptions of the Progressive Option Agreement is qualified in its entirety by reference to such document included as Exhibit 5 to this Schedule 13D and is specifically incorporated herein by reference.

Item 4. Purpose of Transaction.

        On December 16, 1997, Hudson Chartered and Progressive entered into the Reorganization Agreement, pursuant to which Progressive will, subject to the conditions and upon the terms stated therein, merge (the "Merger") with and into Hudson Chartered under the name of "Premier National Bancorp, Inc." (the corporation surviving the Merger is referred to herein as the "Continuing Corporation"). Hudson Chartered and Progressive also entered into a Stock Option Agreement (the "Hudson Chartered Option Agreement," and, together with the Progressive Option Agreement, the "Option Agreements"), pursuant to which Hudson Chartered granted to Progressive an irrevocable option to purchase shares of Hudson Chartered Common Stock, $0.80 par value per share (the "Hudson Chartered Common Stock") under certain circumstances (the "Hudson Chartered Option," and, together with the Progressive Option, the "Options"). Specifically, the Hudson Chartered Option grants Progressive the right to purchase up to 1,415,250 shares of Hudson Chartered Common Stock (the "Hudson Chartered Option Shares") (which represent 19.9% of the number of shares of Hudson Chartered Common Stock outstanding on December 16, 1997, without giving effect to the issuance of any shares pursuant to an exercise of the Hudson Chartered Option, or 16.7% of the number of shares of Hudson Chartered Common Stock outstanding after giving effect to the issuance of such shares), subject to certain adjustments, at a price of $21.75 per share, subject to certain adjustments. The Hudson Chartered Option was granted by Hudson Chartered as a condition of and in consideration for Progressive entering into the Reorganization Agreement.

        The Reorganization Agreement and the Plan of Merger provide, among other things, that, as a result of the Merger, each share of Progressive Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than any dissenting shares under New York law and certain other shares) will be converted into 1.82 shares (the "Exchange Ratio") of Common Stock of the Continuing Corporation, and cash in lieu of any fractional shares, and all issued and outstanding shares of Hudson Chartered Common Stock shall continue to be issued and outstanding shares of capital stock

CUSIP No. 743313108                   Schedule 13D                  Page 5 of 17

of the Continuing Corporation. Upon consummation of the Merger, the Progressive Common Stock will be deregistered and cease to be authorized to be quoted on The Nasdaq Stock Market, and Progressive's reporting obligations under the Exchange Act will be suspended in accordance with the rules and regulations of the Commission.

       Hudson Chartered has no present intention to acquire any shares of Progressive Common Stock except pursuant to the Merger Agreement and the Option Agreement.

        Except as otherwise set forth in Items 4, 5 and 6 hereof and the Exhibits to this Schedule 13D (which are hereby incorporated by reference herein and made a part hereof to the same extent as though set forth herein in full), Hudson Chartered does not now have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Progressive, or the disposition of securities of Progressive; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Progressive or any of its subsidiaries; (iii) any change in the present Board of Directors or management of Progressive, including any change in the number or term of Progressive directors or the filling of any existing vacancies on the Board of Directors of Progressive; (iv) any material change in the present capitalization or dividend policy of Progressive; (v) any other material change in the business or corporate structure of Progressive;
(vi) changes in Progressive's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Progressive by any person; (vii) causing a class of securities of Progressive to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) a class of equity securities of Progressive becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.



Item 5. Interest in Securities of the Issuer.

        The 766,300 shares of Progressive Common Stock subject to the Option represent approximately 16.7% of the 4,598,109 shares of Progressive Common Stock that would be issued and outstanding upon exercise of the Option in full. Unless and until the Option is exercised, Hudson Chartered disclaims beneficial ownership of the Progressive Common Stock subject to the Option.


        Filed as Schedule II to this Schedule 13D is a list of the shares of Progressive Common Stock beneficially held by certain persons listed in Schedule I hereto. Hudson Chartered disclaims beneficial ownership of the shares listed in Schedule II hereto.


        Except as set forth in Schedule II hereto or as otherwise described herein, neither Hudson Chartered, nor, to the best of Hudson Chartered's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of Progressive Common Stock. Other than as described in this Schedule 13D, no transactions in Progressive Common Stock were effected during the past 60 days by Hudson Chartered, or, to the best of Hudson Chartered's knowledge, by any of the persons listed on Schedule I hereto.

CUSIP No. 743313108                   Schedule 13D                  Page 6 of 17

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Progressive Option Agreement

        Set forth below is a description of selected provisions of the Progressive Option Agreement. Such description is qualified in its entirety by reference to the copy of the Progressive Option Agreement filed as an Exhibit hereto, which is incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.

        Under the Progressive Option Agreement, Progressive granted Hudson Chartered the right to purchase up to 766,300 shares of Progressive Common Stock at a purchase price of $36.63 per share. The Progressive Option Agreement was executed to facilitate the Merger. Hudson Chartered may exercise the Option upon the occurrence of any of the following events (each, a "Purchase Event") after the execution of the Option Agreement:

        (a) Progressive or Pawling, without having received Hudson Chartered's prior written consent, shall have entered into an agreement with any person (other than Hudson Chartered or any of its subsidiaries) to (i) merge or consolidate, or enter into any similar transaction, with Progressive or Pawling,
(ii) purchase, lease or otherwise acquire all or substantially all of the assets of Progressive or Pawling or (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of Progressive or Pawling;

        (b) any person (other than Progressive, Pawling, Pawling in a fiduciary capacity, Hudson Chartered, Hudson Valley or Hudson Valley in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of Progressive Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder);

        (c) any person (other than Hudson Chartered or any of its subsidiaries) shall have a bona fide proposal to Progressive by public announcement or written communication that is or becomes the subject of public disclosure to acquire Progressive or Pawling by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of Progressive vote not to adopt the Plan of Merger; or

        (d) Progressive shall have willfully and intentionally breached any Specified Covenant (as defined in the Progressive Option Agreement) following receipt of a bona fide proposal to Pawling or Progressive to acquire Progressive or Pawling by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, which breach would entitle Hudson

CUSIP No. 743313108                   Schedule 13D                  Page 7 of 17

Chartered to terminate the Merger Agreements (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the Notice Date (as defined below).

        Unless Hudson Chartered shall have breached in any material respect any material covenant or representation contained in the Reorganization Agreement and such breach has not been cured, Hudson Chartered may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event shall have occurred and be continuing; provided that, to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect:

        (a) on the Effective Date of the Merger; or

        (b) upon termination of the Merger Agreements in accordance with the provisions thereof (other than a termination resulting from a willful breach by Progressive of any Specified Covenant (as defined in the Progressive Option Agreement) following receipt of a bona fide proposal by Progressive or Pawling to acquire Progressive or Pawling by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, or, following the occurrence of a Purchase Event, failure of Progressive's shareholders to approve the Merger Agreements by the vote required under applicable law or under Progressive's Certificate of Incorporation), or

        (c) twelve months after termination of the Merger Agreements due to a willful breach by Progressive of any Specified Covenant following receipt of a bona fide proposal by Progressive or Pawling to acquire Progressive or Pawling by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, or, following the occurrence of a Purchase Event, failure of Progressive's shareholders to approve the Merger Agreements by the vote required under applicable law or under Progressive's Certificate of Incorporation; and provided further that any such exercise shall be subject to compliance with applicable provisions of law.

        In the event of any change in Progressive Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price therefor, shall be adjusted appropriately. Also, in the event that any additional shares of Progressive Stock are issued or otherwise become outstanding after the date of the Option Agreement (other than pursuant to the Option Agreement), the number of shares of Progressive Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Progressive Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option.

        The Progressive Option Agreement also provides that, at the request of Hudson Chartered at any time following the occurrence of a Repurchase Event (as defined in the Progressive Option Agreement) and ending upon termination of the Progressive Option Agreement, pursuant to the terms thereof ("Repurchase Period"), Progressive shall repurchase the Option from Hudson Chartered together with any shares of Progressive Common Stock purchased by Hudson Chartered pursuant thereto, at a price specified in the Progressive Option Agreement and described below.

CUSIP No. 743313108                   Schedule 13D                  Page 8 of 17

        The repurchase price shall be equal to the sum of:

        (a) The exercise price paid by Hudson Chartered for any shares of Progressive Common Stock acquired pursuant to the Option;

        (b) The difference between the "market/tender offer" price for shares of Progressive Common Stock (defined as the highest of (i) the highest price per share at which a tender or exchange offer has been made, (ii) the price per share, whether in cash or the value of securities or other property or a combination thereof, of Progressive Common Stock to be paid by any third party pursuant to an agreement with Progressive, or (iii) the highest reported sale price for shares of Progressive Common Stock within that portion of the Repurchase Period preceding the date Hudson Chartered gives notice of the required repurchase) and the exercise price as determined pursuant to Section 2 of the Progressive Option Agreement, multiplied by the number of shares of Progressive Common Stock with respect to which the Option has not been exercised, but only if the market/tender offer price is greater than such exercise price;

        (c) The difference between the market/tender offer price (as defined in Section 7(b) of the Progressive Option Agreement) and the exercise price paid by Hudson Chartered for any shares of Progressive Common Stock purchased pursuant to the exercise of the Option, multiplied by the number of shares so purchased, but only if the market/tender offer price is greater than such exercise price; and

        (d) Hudson Chartered's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Reorganization Agreement, including, without limitation, legal, accounting, financial advisory and investment banking fees.

Reorganization Agreement

        Set forth below is a description of selected provisions of the Reorganization Agreement. Such description is qualified in its entirety by reference to the copy of the Reorganization Agreement. Such description is qualified in its entirety by reference to the copy of the Reorganization Agreement filed as an Exhibit hereto, which is incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.

        The Reorganization Agreement provides that, on the effective date of the Merger, Progressive will be merged with and into Hudson Chartered, under the name of the Continuing Corporation, followed by the conversion of each outstanding share of Progressive Common Stock (except as provided in the Reorganization Agreement and including any rights attached thereto) into 1.82 shares of common stock of the Continuing Corporation, and cash in lieu of any fractional shares. All outstanding shares of Hudson Chartered Common Stock shall continue to be issued and outstanding shares of capital stock of the Continuing Corporation.

        The Reorganization Agreement also contains certain covenants of the parties regarding the conduct of their respective businesses pending consummation of the Merger. For example, each party generally is required to conduct its respective business in the ordinary course consistent with past

CUSIP No. 743313108                   Schedule 13D                  Page 9 of 17

practice and to use all reasonable efforts to preserve its respective business organization intact. In addition, each party has agreed not to take certain actions described in the Reorganization Agreement.

        The Reorganization Agreement further provides that, except to the extent legally required for the discharge of the fiduciary duties of the Board of Directors, as advised by counsel, neither Hudson Chartered nor Progressive shall solicit or encourage inquiries or proposals with respect to any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in it or its subsidiaries, or any business combination with it or its subsidiaries other than as contemplated by the Reorganization Agreement; or authorize or permit any officer, director, agent or affiliate of it to do any of the above; or fail to notify the other party immediately if any such inquiries or proposals are received by it or its subsidiaries.

        Both Hudson Chartered and Progressive have agreed to use all reasonable efforts to obtain as soon as practicable all consents and approvals of any persons necessary or desirable for the consummation of the Merger and other transactions contemplated by the Reorganization Agreement, including the approval of the respective shareholders of Hudson Chartered and Progressive and all consents and approvals required of applicable federal and state regulatory authorities.

Additional Agreements

        In connection with the Merger, each member of the Board of Directors of Progressive, each in his or her capacity as a shareholder of such company, has agreed with Hudson Chartered to vote or cause to be voted for approval of the Reorganization Agreement and the Plan of Merger (collectively, the "Merger Agreements") all of his or her shares which he or she is entitled to vote with respect thereto. In addition, each of such persons has agreed not to transfer or otherwise dispose of his or her shares of Progressive Common Stock or to pledge or otherwise encumber any additional shares prior to shareholder approval of the Merger Agreements or termination of the Merger Agreements pursuant to the terms thereof. Each such person has also agreed not to take any action that would substantially impair the prospects of completing the Merger pursuant to the Merger Agreements.

Item 7. Material to be Filed as Exhibits.

        The exhibits listed in the Exhibit Index are filed herewith and are incorporated herein by reference.

CUSIP No. 743313108                   Schedule 13D                 Page 10 of 17

                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 16, 1997               HUDSON CHARTERED BANCORP, INC.



                                       By: /s/ T. Jefferson Cunningham III
                                           -------------------------------------
                                           T. Jefferson Cunningham III
                                           Chairman and Chief Executive Officer

CUSIP No. 743313108                   Schedule 13D                 Page 11 of 17

                                   SCHEDULE I

Following is a list of the executive officers and directors of Hudson Chartered Bancorp, Inc. as of December 16, 1997:

Executive Officers:


Name                            Office
----                            ------

T. Jefferson Cunningham III     Chairman and Chief Executive Officer

Paul A. Maisch                  Treasurer and Chief Financial Officer

John C. VanWormer               President

Donald H. Weber                 Executive Vice President and Chief Operations Officer


The business address of each executive officer of Hudson Chartered Bancorp, Inc. is c/o Hudson Chartered Bancorp, Inc., Route 55, LaGrangeville, New York 12540.

Directors
---------

Name                            Business or Residence Address
---                             -----------------------------

Robert M. Bowman                 9 Park Avenue
                                 Red Hook, NY 12571

H. Todd Brinckerhoff             Brinckerhoff & Neuville
                                 P.O. Box 424, 68 Main Street
                                 Fishkill, NY 12524

Edward K. Cunningham, Jr.        Van deWater & Van deWater
                                 P.O. Box 112
                                 Mill & Garden Streets
                                 Poughkeepsie, NY 12602

T. Jefferson Cunningham III      Hudson Chartered Bancorp, Inc.
                                 Route 55
                                 LaGrangeville, NY  12540

Tyler Dann                       Wesfair Agency, Inc.
                                 P.O. Box 215, 9 Hunts Lane
                                 Chappaqua, NY  10514

Robert R. Fraleigh               Fraleigh Agency, Inc.
                                 38 East Market St.
                                 P.O. Box 205
                                 Rhinebeck, NY  12572

CUSIP No. 743313108                   Schedule 13D                 Page 12 of 17


Name                            Business or Residence Address
---                             -----------------------------

R. Abel Garraghan                UPO Box 3130
                                 Kingston, NY  12401

Warren R. Marcus                 WRM Equity Management
                                 160 North State Road
                                 Briarcliff Manor, NY  10510

Robert J. Marvin                 P.O. Box 151
                                 Rhinebeck, NJ 12572

Robert L. Patrick                IBM E. Fishkill Facility
                                 Route 52
                                 Hopewell Junction, NY 12533

Lewis J. Ruge                    Ruge's Oldsmobile
                                 55 Montgomery Street
                                 Rhinebeck, NY  12572

John C. VanWormer                First National Bank of the Hudson Valley
                                 P.O. Box 310, Route 55
                                 LaGrangeville, NY  12540

Randolph L. Williams             J&J Log & Lumber Corp.
                                 P.O. Box 427
                                 County Route 7, Old Route 22
                                 Dover Plains, NY  12522

CUSIP No. 743313108                   Schedule 13D                 Page 13 of 17


                                  SCHEDULE II


Name                           Number of Shares of Progressive     Percentage of
----                           Common Stock Beneficially Held      Outstanding Shares of
                               ------------------------------      Progressive Common Stock(1)
                                                                   --------------------------

T. Jefferson Cunningham III     3,000 shares(2)                      (3)

Tyler Dann                      3,800 shares(4)                      (3)

Warren Marcus                   --(5)                                --

Randolph L. Williams            --(6)


----------
1   As of December 16, 1997.

2   Mr. Cunningham has sole voting power over all such shares.

3   Less than 1%.

4 Mr. Dann holds 3,300 shares directly and with sole voting power, and holds 500 shares through Maintop Corporation and with power to direct the vote.

5 Mr. Marcus is trustee for the Kodak Retirement Income Plan (the "Kodak Plan") and, in such capacity, has power to direct the vote with respect to 50,950 shares of Progressive Common Stock (representing approximately 1.3% of the outstanding shares of Progressive Common Stock) held beneficially by the Kodak Plan in the name of Boston Safe Deposit & Trust Co. Mr. Marcus disclaims beneficial interest in all such shares.

6 Mr. Williams's wife, Caroline M. Baker Williams, owns beneficially and with sole voting power 99 shares of Progressive Common Stock (representing less than one percent of the outstanding shares of Progressive Common Stock). Mr. Williams disclaims beneficial interest in all such shares.

CUSIP No. 743313108                   Schedule 13D                 Page 14 of 17

                                 EXHIBIT INDEX


Exhibit                       Description
------                        -----------

1 Agreement and Plan of Reorganization, dated as of December 16, 1997, by and among Hudson Chartered Bancorp, Inc., Progressive
                             Bank, Inc., First National Bank of the Hudson
                             Valley and Pawling Savings Bank, incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Hudson Chartered Bancorp, Inc., dated as of December 16, 1997.

2 Plan of Merger, dated as of December 16, 1997, by and between Progressive Bancorp, Inc. and Hudson
                             Chartered Bancorp, Inc., incorporated by reference from Exhibit 2.2 to the Current Report on Form 8-K of Hudson Chartered Bancorp, Inc., dated as of December 16, 1997.

3                            Agreement and Plan of Merger, dated as of December
                             16, 1997, by and between First National bank of the Hudson Valley and Pawling Savings Bank, incorporated by reference from Exhibit 2.3 to the Current Report on Form 8-K of Hudson Chartered
                             Bancorp, Inc., dated as of December 16, 1997.

4                            Stock Option Agreement, dated as of December 16,
                             1997, by and between Hudson Chartered Bancorp,
                             Inc., as the issuer, and Progressive Bank, Inc. as the grantee, incorporated by reference from Exhibit
                             99.1 to the Current Report on Form 8-K of Hudson
                             Chartered Bancorp, Inc., dated as of December 16,
                             1997.

5 Stock Option Agreement, dated December 16, 1997, by and between Progressive Bank, Inc., as the issuer, and Hudson Chartered Bancorp, Inc., as the grantee, incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K of Hudson Chartered
                             Bancorp, Inc., dated as of December 16, 1997.

6 Form of Agreement between the directors of Progressive Bank, Inc., on the one hand, and Hudson
                             Chartered Bancorp, Inc., on the other, filed herewith.